Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line:     949.450.5400
Direct Line:     949.450.5425
Facsimile:     949.450.5310
Website: www.endocare.com

March 16, 2009
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram
Mr. Ruairi Regan

Re:	Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Ladies and Gentlemen:
Enclosed for filing on behalf of Endocare, Inc. (the “Company”) is Pre-Effective Amendment (the “Amendment”), amending the Company’s Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2009 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.
The Amendment is being filed to address comments relating to the Registration Statement that were received from the staff of the Commission (the “Staff”) by letter dated February 19, 2009 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.
Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement as amended by the Amendment.
General
1.	Your disclosure indicates Galil shareholders owning approximately 97.5% of Galil’s outstanding shares have entered into voting agreements to vote all shares of Galil in favor of the merger and that these parties executed irrevocable proxies on the date of the merger agreement to vote the shares in favor of the merger. Because of this, it appears that Galil stockholders have already made an investment decision with respect to the issuance of Endocare shares. Please advise why you believe it is appropriate to register

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

the issuance of such shares on this Form S-4 at this time. Refer to Compliance and Disclosure Interpretation 239.13, available under the Securities Act Sections heading of the Compliance and Disclosure Interpretations section of our website.
Response to Comment #1
The Company believes that it is appropriate to register the issuance of the Company’s shares to shareholders of Galil because the Merger and the associated lock-up agreements with certain Galil shareholders satisfy the conditions provided in Compliance and Disclosure Interpretation 239.13 (“C&DI 239.13”), which is consistent with the Staff’s interpretive guidance as described in Release No. 33-7606A, for the following reasons:
•	the lock-up agreements only involve holders of 5% or more of the voting equity securities of Galil (each of which are identified in the response to comment no. 4);

•	the Galil shareholders that have signed the lock-up agreements collectively own less than 100% of the voting equity of Galil; and

•	at the Galil special general and class shareholder meetings, Galil shareholders will have the opportunity to vote on the Merger, including Galil shareholders who have not signed the lockup agreements and would be ineligible to purchase in a private offering (there are 25 shareholders of Galil, who as of November 10, 2008, owned an aggregate of 4,132,312 ordinary shares representing approximately 2.5% of Galil’s outstanding shares, who have not entered into voting agreements with the Company. It is the Company’s understanding that 16 of these shareholders are employees or former employees of Galil and that a significant majority of these shareholders, if not all, would not be accredited investors or financially sophisticated).
As disclosed in the Amendment, Galil will hold a special general meeting and class meetings of its shareholders in order to obtain the requisite shareholder approval necessary to complete the Merger. Accordingly, the Staff’s position in C&DI 239.13 that offers and sales have already been made and completed privately vis-à-vis the delivery of written consents approving the business combination transaction (which results in the transaction being required to end privately) does not apply to the instant case.
Based on the above, the Company believes that the Merger and the associated lock-up agreements clearly fall within the conditions provided in C&DI 239.13 and that the issuance of the Company’s stock to Galil shareholders on a registered basis is appropriate.
In addition, based on a telephone conversation with the Staff, we understand that the Staff has questions regarding the irrevocable proxies that were granted by Galil shareholders in connection

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with the entry into voting agreements. In particular, the Staff has requested an analysis as to why the irrevocable proxies are, for purposes of Section 5 of the Securities Act of 1933, distinguishable from written consents, which, as noted above, pursuant to C&DI 239.13 are deemed to constitute offers and sales that have already been made and completed privately.
As a matter of background, we believe that there are fundamental differences between executing written consents on the one hand and granting irrevocable proxies on the other. The execution and delivery of a written consent of shareholders whose share ownership would be sufficient to approve the transaction in question results in approval of the matter as of the time of delivery of the written consents and negates the need to obtain a shareholder vote at a later duly convened shareholder meeting. Accordingly, once such a written consent is delivered, the legal act of obtaining shareholder approval has occurred, and there is no need for any further action on the part of shareholders to approve the matter. In contrast, the granting of an irrevocable proxy by a shareholder does not, in and of itself, legally result in approval of the matter in question by the target company’s shareholders. Rather, a shareholder meeting must be duly convened by the target company board of directors, and the requisite shareholder vote must be obtained in order for the action to be duly approved by shareholders. Accordingly, notwithstanding the delivery of an irrevocable proxy, there are further actions that must be taken by both the target company and its shareholders before the legal act of obtaining shareholder approval can occur. Moreover, in the irrevocable proxy context, all shareholders, including those that have not agreed to a voting agreement/irrevocable proxy, are entitled to vote whereas non-consenting shareholders in the written consent context are not provided an opportunity to exercise their shareholder franchise.
As noted in C&DI 239.13 and Release No. 33-7606A, the Staff has recognized that voting agreements in the context of business combination transactions serve legitimate business reasons. It is extremely common for voting agreements to be accompanied by irrevocable proxies. Irrevocable proxies are merely a means to implement the terms of the voting agreements. Both voting agreements and irrevocable proxies are contractual in nature. Accordingly, we believe that there is little distinction between entering into a voting agreement alone and entering into a voting agreement in conjunction with granting an irrevocable proxy that implements the terms of the voting agreement in that both are contractual obligations that a particular shareholder agrees its shares will be voted in the agreed upon manner. Should the Staff take the position that granting an irrevocable proxy is analogous to delivery of a written consent and therefore an offer and sale for purposes of Section 5, then, because the irrevocable proxy merely implements the terms of the voting agreement, such a position could call into question the Staff’s general position that voting agreements in the context of business combination transactions are permissible under certain circumstances.
In the instant case, we believe that there are other factors compelling the conclusion that the granting of an irrevocable proxy is not an offer and sale that has been completed privately. In particular, there is a significant period of time from (1) the time the voting agreements were executed and irrevocable proxies were granted, and (2) the time of the Galil shareholder

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meetings at which all Galil shareholders will cast their votes or vote by proxy, which should be viewed as the time of the “sale” for purposes of Section 5 of the Securities Act. In addition, in accordance with Section 5 of the Securities Act, the Form S-4 Registration Statement must be declared effective by the Staff before the Galil shareholder meetings can take place, and thus the time of sale does not occur until after the Registration Statement is effective. In contrast, as noted above, the delivery of written consents representing a sufficient number of shares would immediately result in approval of the transaction by shareholders and a sale for purposes of Section 5. During the time period described above, any number of events could occur that result in the Merger not being consummated. Any of the Galil shareholders that entered into voting agreements and granted irrevocable proxies can breach their obligations under the voting agreement and take steps to void the proxies, including instructing the proxy holders to not vote their proxies. Or, Galil could breach its obligations under the Merger Agreement and not hold shareholder meetings to obtain shareholder approval. Importantly, in that regard, we would note that the Galil shareholders that have entered into the voting agreements and granted irrevocable proxies each have representatives on the Galil board of directors. These representatives constitute a majority of the members of the Galil board of directors, and as such, can determine the outcome of actions to be taken by the board of directors of Galil. Accordingly, in the event that a majority of such shareholders did not wish to vote in favor of the Merger (or have their proxies vote in favor of the Merger), they could cause the Galil shareholder meetings to not occur at all, which would result in the proxies not being voted in favor of the Merger. As such, Galil shareholders that entered into voting agreements and granted irrevocable proxies have the ability to control whether and when the Galil shareholder meetings take place.
Finally, as noted in the response to comment no. 4, there are 25 Galil shareholders that have not entered into the lock-up agreements and granted irrevocable proxies. Accordingly, there are a relatively significant number of Galil shareholders that are unfettered in their ability to vote on the Merger.
In light of the significant differences between granting irrevocable proxies and the delivery of written consents, we believe that the application of Section 5 of the Securities Act to irrevocable proxies in the business combination context does not result in the private offer and sale of securities.
Questions and Answers about the Special Meetings and the Transactions, page ii
What are the proposed transactions, page ii
2.	We note your reference to the “Escrow Shares” here and elsewhere in the registration statement, including under the heading Escrow Deposits on page 63. Please revise your disclosure to clearly describe the escrow shares including how the number of shares is determined, the term of the escrow fund, the purposes for which the escrow fund may be

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used, the terms under which the escrow shares may be distributed to the shareholders of Galil, who will determine whether an adjustment to the account should take place, and the amount of time the funds are anticipated to be in escrow. Also tell us why you are attributing ownership of the escrow shares to the shareholders of Galil.
Response to Comment #2
In response to the Staff’s comment, the Company will add the following Question and Answer relating to the Escrow Shares to page ii and substantially identical disclosure on pages 51 and 62 of the Amendment.
Why will an escrow be established for the Escrow Shares upon consummation of the Merger and how will it operate?
Pursuant to the Merger Agreement, at the closing of the Merger, Endocare will deduct from the Merger consideration payable to the Galil shareholders and will deposit with Deutsche Bank National Trust Company, as escrow agent, the number of shares of Endocare common stock equal to 7.5% of the total number of shares of Endocare common stock comprising the Merger consideration rounded down to the nearest whole share. The number of shares of Endocare common stock currently expected to be deposited into escrow is 831,924 shares. While the shares are held in escrow, Galil shareholders will be entitled to vote the Escrow Shares otherwise payable to such shareholders and to any cash dividends paid on such Escrow Shares at the time such dividends are paid. The Escrow Shares will be available to satisfy the indemnification obligation under the Merger Agreement. Pursuant to the Merger Agreement, Endocare will generally be indemnified, solely to the extent of the Escrow Shares, for damages that Endocare incurs arising from a breach or inaccuracy of Galil’s representations and warranties or a breach of any of Galil’s covenants prior to consummation of the Merger, and for any damages that Endocare incurs arising from taxes of Galil attributable to taxable periods ending on or before the consummation of the Merger. In the event that the parties are unable to agree upon matters relating to the indemnification procedures, such matters will be determined by an impartial arbitrator pursuant to the dispute resolution provisions of the Merger Agreement. Pursuant to the Merger Agreement, any claim against the Escrow Shares must be made on or before the date on which Endocare is required to file with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (without regard to any extensions), or March 31, 2010. Escrow Shares remaining in escrow on after settlement of all claims will be distributed to Galil’s former shareholders based on their proportionate holdings of Galil shares at the time of consummation of the Merger.
Supplementally, the Company informs the Staff that ownership of the Escrow Shares is attributed to the shareholders of Galil for purposes of calculating the post-closing percentage ownership of Endocare, in order to illustrate the maximum percentage of Endocare’s outstanding common stock that will be owned by Galil’s current shareholders upon consummation of the Merger and the Financing. As disclosed in the Registration Statement, immediately following

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the effective time of the Merger and attributing ownership to Galil shareholders of the Escrow Shares, Galil shareholders will own approximately 48%, and Endocare’s existing stockholders will own approximately 52%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the Financing, and upon consummation of the Merger and the Financing and attributing ownership to Galil shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of Endocare’s outstanding common stock and the shareholders of Galil will own approximately 61.5% of Endocare’s outstanding common stock. If the Escrow Shares are not attributed to the shareholders of Galil, immediately following the effective time of the Merger, Galil shareholders will own approximately 46.5%, and Endocare’s existing stockholders will own approximately 53.5%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the Financing, and upon consummation of the Merger and the Financing, existing Endocare stockholders will own approximately 38.7% of Endocare’s outstanding common stock and the shareholders of Galil will own approximately 61.3% of Endocare’s outstanding common stock. Furthermore, as noted in the proposed disclosure above, pursuant to the Escrow Agreement, which will be entered into at the time of the closing of the Merger, Galil shareholders will be entitled to vote the Escrow Shares otherwise payable to such shareholders and to any cash dividends paid on such Escrow Shares at the time such dividends are paid.
Summary, page 1
Stock Purchase Agreement, page 4
3.	We note your description of the Stock Purchase Agreement here and on page 52. Please identify for investors, in your description of the agreement, each shareholder who is purchasing shares pursuant to such agreement and who is expected to be a beneficial owner of 5% or more of the outstanding shares of Endocare following each of the merger and the financing. Also disclose how many shares each such shareholder has agreed to purchase under the terms of the Stock Purchase Agreement.
Response to Comment #3
Pursuant to the Stock Purchase Agreement, the parties set forth below have each agreed to purchase the number of shares of Endocare common stock set forth next to such party’s name:

Berman & Co. Trading and Investment Ltd.	200,000
Discount Investment Corporation Ltd., and Affiliates
Discount Investment Corporation Ltd.	550,000
Elron Electronic Industries Ltd.	550,000
RDC Rafael Development Corporation Ltd.	700,000
Frazier Healthcare
Frazier Healthcare V, L.P.	3,000,000

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March 16, 2009

Investor Group and Affiliates
Investor Group, L.P.	750,000
Investor Growth Capital Limited	1,750,000
Thomas, McNerney & Partners, L.P. and Affiliates
Thomas, McNerney & Partners, L.P.	2,100,039
Thomas, McNerney & Partners II, L.P.	3,761,308
TMP Associates, L.P.	7,979
TMP Associates II, L.P.	13,349
TMP Nominee, LLC	78,042
TMP Nominee II, LLC	39,283
Vertical Fund and Affiliates.
Vertical Fund I, L.P.	2,200,000
Vertical Fund II, L.P.	550,000
As disclosed in the Amendment on page 197, it is currently expected that Discount Investment Corporation Ltd. and its affiliates, Frazier Healthcare V, L.P. Investor Growth Capital Limited and its affiliates, Thomas, McNerney & Partners, L.P. and its affiliates, and The Vertical Group GP, LLC and its affiliates will each beneficially own more than 5% of the outstanding shares of Endocare common stock upon consummation of the Merger and the Financing.
The information set forth above has been added to page 79 of the Amendment.
Agreements relating to the Merger, page 77
Galil Voting Agreements, page 77
4.	Identify the parties who entered into voting agreements and granted irrevocable proxies. Please be sure to indicate the number of Galil stockholders who did not enter such arrangements and the number of shares held by these stockholders.
Response to Comment #4
Concurrent with the execution of the Merger Agreement, the following Galil shareholders each entered into voting agreements with the Company and granted irrevocable proxies in connection therewith.

Aggregate Beneficial
Ownership of Galil
Galil Shareholder	Voting Securities
Discount Investment Corporation Ltd., and Affiliates	41.9%
Discount Investment Corporation Ltd.
Elron Electronic Industries Ltd.
RDC Rafael Development Corporation Ltd.

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Division of Corporation Finance
March 16, 2009

Aggregate Beneficial
Ownership of Galil
Galil Shareholder	Voting Securities
Investor Group and Affiliates	11.5%
Investor Group, L.P.
Investor Growth Capital Limited
Thomas, McNerney & Partners, L.P. and Affiliates	30.2%
Thomas, McNerney & Partners, L.P.
Thomas, McNerney & Partners II, L.P.
TMP Associates, L.P.
TMP Associates II, L.P.
TMP Nominee, LLC
TMP Nominee II, LLC
Vertical Fund and Affiliates	13.9%
Vertical Fund I, L.P.
Vertical Fund II, L.P.
As disclosed in the Amendment on page 78, each of these shareholders, with its affiliates, beneficially owns at least 5% of the outstanding shares of Galil. The remaining 25 shareholders of Galil, who as of November 10, 2008, owned an aggregate of 4,132,312 ordinary shares representing approximately 2.5% of Galil’s outstanding shares, have not entered into voting agreements with the Company. This information has been added to page 78 of the Amendment.
Pro Forma and Purchase Accounting Adjustments, page 09
5.	Please disclose the purchase price allocation and indicate how the total purchase price was allocated to the assets and liabilities acquired. In addition, revise Note (A) to disclose how the fair values of each of the assets and liabilities were determined.
Response to Comment #5
We have added the following to the footnotes to the pro forma financial statements.
The following table summarizes the preliminary estimated fair values of net assets acquired and the proforma purchase price allocation that is presented in the Amendment on page 86 (dollars in thousands):

Total current assets	$13,548
Property and equipment	1,683
Intangible, net	5,129
Investments and other assets	75

Total assets acquired	20,435
Less: liabilities assumed	(10,971)
Bargain Purchase	(4,545)

Purchase price, net of liabilities assumed	$4,919

On page 87 of the Amendment, we updated Note (A) to include the following information:

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To reflect the estimated fair value of Endocare’s tangible and intangible assets and the resulting gain on bargain purchase assuming that the Merger is consummated as of December 31, 2008 at a share price of $0.40. Fair values of assets and liabilities were determined based on the provisions of SFAS No. 141R which defines fair value in accordance with FASB Statement No. 157, Fair Value Measurements (SFAS No. 157) as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal and most advantageous market at the measurement date. The carrying values for current assets and current liabilities other than inventory approximate fair value. The fair value of inventory, property and equipment, and intangible assets is based on the following methodology which is consistent with the provisions of SFAS No. 141R:
•	Inventory: The fair value of raw material inventory is based on replacement cost which approximates historical cost net of excess and obsolete inventory. The fair value of finished goods inventory is based on the estimated selling price adjusted for (1) costs of the selling effort and (2) a reasonable profit allowance for the selling effort by the acquiring entity, both estimated from the viewpoint of a market participant. The fair value of work-in-process inventory is determined based on the estimated selling price of the eventual finished inventories adjusted for a market participant’s expected (1) costs to complete the manufacturing process, (2) costs of the selling effort and (3) a reasonable profit allowance for the remaining manufacturing and selling effort.

•	Property and equipment: The determination of fair value of property and equipment to be held and used is based on the value that a market participant would ascribe for items in comparable physical condition. An analysis is performed to value the property and equipment on hand based on the approximate fair value of a new unit adjusted for estimated depreciation and obsolescence based on age of the unit and economic life. The fair value adjustment primarily relates to cryocare systems in the placement (i.e. rental) program.

•	Intangible assets: Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in paragraph A19 of SFAS No. 141R. Intangible assets include patents, developed technology, tradenames, trademarks, and distribution network. In process research and development is deemed to have nominal value. The fair value for tradenames, trademarks and patents are calculated using the relief from royalty method. The cost approach is used to value the international distributor network and valuation of developed technology is determined based on the income approach and multi-period excess earnings method.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

The total fair value adjustment to increase inventory, fixed assets and intangible assets as of December 31, 2008, is $6.3 million. After considering the fair value adjustment, the accrual for Endocare’s estimated Merger expenses of $1.1 million to be incurred through consummation of the Merger, and the purchase consideration calculated based on Endocare’s stock price at December 31, 2008 of $0.40 a share, we included a pro forma adjustment for the resulting gain on bargain purchase of $4.5 million. On November 11, 2008, the day after the execution of the Merger Agreement with Galil was announced to the public, our stock price was $0.93. If the Merger was consummated based on the stock price the day after the definitive agreement was signed, we would have recorded goodwill in the amount of $2.1 million. We believe that a portion of the volatility in our stock price is related to the overall fluctuation in the broader stock market. While economic conditions have a direct relationship to the changing stock market, we do not believe it drives market demand for our products. The demand for our products is driven by the incidence of the various forms of cancer that physicians using our products treat and the advancement in competitive treatments for cancer. The adjustment to the fair value of our assets considers those drivers while also considering the indirect result of the economic downturn. In light of the volatility of Endocare’s stock price, and the corresponding impact the stock price has on computing the gross merger consideration pursuant to SFAS No. 141R, we cannot determine at this time whether on the consummation of the Merger, we will record an adjustment to our financial statements for goodwill or a bargain purchase.
6.	Please disclose the nature of the adjustment of $379 in Note (C) and clarify how the amount was determined.
Response to Comment #6
This adjustment is recorded in order to comply with SFAS No. 141R paragraphs A110 and A111 for reverse acquisitions as quoted below:
A110. Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree).
A111. Because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect:

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d. The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with this Statement. However, the equity structure (i.e., the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.
On page 88, in the Amendment, we included an update to Note (C) as follows:
To reflect the expected conversion of Galil preferred stock into ordinary shares, which are in turn exchanged into Endocare common stock. Immediately prior to the effective time of the Merger, 81.7 million shares of Galil preferred stock will be converted into approximately 280.2 million Galil ordinary shares at a ratio determined in accordance with the Galil’s Articles of Association, as amended.
The pro forma adjustment is comprised of two separate components described as follows:
Under the recapitalization of Galil in conjunction with the reverse merger, an adjustment is made to convert the historical preferred shares and ordinary shares of Galil into expected Endocare common stock by eliminating historical preferred shares and ordinary shares in the amount of $0.390 million with the offset to additional paid-in capital. The $0.390 million includes $0.195 million recorded for convertible preferred shares and $0.195 million for ordinary shares as noted in the “Galil Historical” column of the pro forma balance sheet.
An adjustment in the amount of $0.011 million to record the par value of Endocare common shares to be issued to Galil shareholders in the Merger based on a 0.03 conversion ratio and 365,569,174 Galil ordinary shares outstanding as of December 31, 2008.
The exact conversion ratio in the Merger between Galil and Endocare cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that Endocare will issue one common share for every 33 ordinary shares held by Galil shareholders for a total of 11.1 million shares of Endocare common stock.
Galil’s Management Discussion and Analysis

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Division of Corporation Finance
March 16, 2009

Impairment of Goodwill, page 156
7.	Please disclose the business and operational facts and circumstances leading to the reduction in Galil’s fair value and the significant impairment of goodwill as of September 30, 2008. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraph 47 of SFAS 142.
Response to Comment #7
The Amendment has been updated to include Galil’s financial statements through the year ended December 31, 2008. The following has been added to Galil’s Management’s Discussion and Analysis section in the Amendment on page 152 for the 2008 year and Note 1:d on page FII-12 to the 2008 financial statements:
During the third quarter of 2008, certain indicators for impairment of Galil’s goodwill occurred, such as significant declines in the market capitalization of publicly traded companies in similar markets, Galil’s recent operating results, the current credit crisis and the global recession, the effects of which became pronounced in the third quarter of 2008. Galil’s management used operational projections, discounted cash flow analysis and third party valuations in performing an interim analysis which resulted in impairment charge of $16.8 million.
The goodwill impairment is primarily a result of lower estimated revenues and lower future cash flows attributable to the Cryo business when compared to those expected at the time of the acquisition of the Cryo business in December 2006. This reduction results from general economic conditions, slower penetration rates expected in this market and competitive technologies, such as Intensity Modulated Radiation Therapy (IMRT) and Robotic-Assisted Laparoscopic Prostatectomy (RALP). Due to the intensive emerging competition, future cash flows include much higher investments in research and development and in clinical research for the coming few years to enhance the current technology and to support the development of clinical data proving the advantages of cryoablation treatments over the competing technologies. When taking into account these factors, the analysis resulted in a lower fair value of Galil’s net assets, than the value of the Cryo business at the time of the acquisition in December 2006.
8.	In addition, disclose the significant assumptions and estimates used in your analysis to determine the goodwill impairment. Please tell us the extent that you relied on third party valuations in performing the analysis.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

Response to Comment #8
The following has been added to page 153 of Galil’s Management Discussion and Analysis for 2008 and Note 1:d on page FII-12 to the 2008 financial statements:
Galil has determined in accordance with SFAS No. 142 that it operates in one reporting segment and is a single reporting unit. In performing the goodwill impairment test, under the first step of SFAS No. 142, Galil’s management compared the fair value of the reporting unit to the net assets’ carrying value. The fair value was determined using the income approach by applying a discounted cash flow (DCF) model. The DCF model required Galil’s management to use significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins, operating results including SG&A cost assumptions, future working capital needs, future capital expenditures, as well as appropriate discount rates.
The assumptions developed by Galil’s management were based upon historical trends, estimates of future economic conditions, expected competition and Galil’s strategic plans. Cost assumptions are based on historical relationship of those measures compared to sales. These assumptions are consistent with the plans and estimates used to manage the underlying business. The model included a ten-year cash-flow forecast. The discount rate is a weighted average cost of capital, which was calculated based on a capital asset pricing model (CAPM) and reflects the inherent risks of the projected cash flows.
In valuing the Galil’s net assets, the fair value of the developed technology was estimated based on the income approach using a DCF model. In estimating the future cash-flows from the technology asset, Galil’s management assumed that the current technology will prevail until 2016 and will later receive royalty payments of 2% from future technology that will be based on the current core technology. Contributory charges related to the existing technology were included to reflect the fair value of the contributing assets (such as working capital, property and equipment and customer relationships). The customer base asset was estimated based on the “relief from royalty” methodology, using the average attrition rate of Galil’s customers from 2006 to 2008 and the expected revenues attributed to the existing customers. The royalty rate was determined based on a common distribution fees in the technology market at 3%.
After comparing the estimated fair value of Galil as an entity with the carrying amounts of its total net assets, it was concluded that the carrying value of the Galil’s net assets exceeded the estimated fair value. Accordingly Galil’s management continued with the second step of the goodwill impairment analysis as provided by SFAS No. 142 and calculated the implied fair value of goodwill by allocating the total fair value of the reporting unit to the individual assets and liabilities (including those not currently

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recognized in the financial statements). The implied fair value of goodwill is determined in the same manner as in a business combination with the fair value of Galil allocated to all its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of Galil was the purchase price. The amount of fair value remaining was then compared to the carrying amount of the goodwill.
After deducting the implied fair value of all the assets and the liabilities of the reporting unit from the total fair value of the reporting unit, management concluded that goodwill was impaired and an impairment charge of $16.8 million was recorded in the quarter ended September 30, 2008.
In performing the above analyses and tests, Galil’s management developed the required assumptions and the related forecasts underlying the valuation, and was assisted by a third party valuator in applying customary valuation techniques and required economic models.
9.	In light of the significant impairment of goodwill and your recurring losses and cash flow deficits, please tell us how you concluded that there was no impairment of amortizing intangible assets. In that regard, disclose how you determined the fair value of the intangible assets, including the significant assumptions used in your valuation.
Response to Comment #9
The following has been added to Galil’s Management Discussion and Analysis on page 153 for 2008 and Note 2:h on page FII-17 to the 2008 financial statements:
In accordance with SFAS No. 144, Galil’s management has assessed whether there has been an impairment of Galil’s intangible assets during 2008. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Galil’s recent operating results and the determination in 2008 that goodwill has been impaired. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.
In performing that test, Galil’s management estimated the sum of the undiscounted future cash-flows, expected to be derived from its asset group, with the existing technology being its primary asset. Galil’s management used significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins and operating results, future working capital needs and future capital expenditures, as well as appropriate discount rates. The assumptions

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

developed by Galil’s management were based upon historical trends, estimates of future economic conditions and expected competition and Galil’s strategic plans.
Galil’s management assumed that the existing technology will prevail until 2016 and will later receive royalty payments of 2% for three years from any future technology (salvage value), which will be based on the current core technology.
The analysis showed that the sum of the undiscounted cash-flow derived from the asset group exceeded its carrying amount and accordingly Galil’s management concluded that impairment of the intangible assets with finite useful lives is not required.
In performing the above analyses and tests, Galil’s management developed the required assumptions and the related forecasts underlying the valuation, and was assisted by a third party valuator in applying the customary valuation techniques and required economic models. These assumptions may differ from actual results due to, among other things, technological change, economic conditions, changes to its business models or changes in operating performance and an impairment charge may be required in the future.
Financial Statements
General
10.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.
Response to Comment #10
In the Amendment, Galil’s financial statements have been updated to include audited financial statements as of December 31, 2008 and for the year then ended, as required by Rule 3-12 of Regulation S-X.
11.	Please disclose the nature of the Escrow Shares and clarify the number of shares placed in escrow and the terms of this arrangement.
Response to Comment #11
The following has been added to Note 1:e on page FII-14 of the 2008 financial statements included in the Amendment :
To satisfy certain indemnification obligations arising under the Merger Agreement, 7.5% of the share consideration will be deducted from the Merger consideration payable to the Company’s shareholders and deposited with an escrow agent for a period commencing

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

upon closing of the Merger and ending upon the due date of Endocare’s required filing with the SEC of its Annual Report on Form 10-K for fiscal year ended December 31, 2009, or March 31, 2010.
While the shares are held in escrow, the Company’s shareholders will be entitled to vote the escrowed shares otherwise payable to such shareholders and to any cash dividends paid on the escrowed shares at the time such dividends are paid. Pursuant to the Merger Agreement, Endocare will generally be indemnified, solely to the extent of the escrowed shares, for damages that Endocare incurs arising from a breach or inaccuracy of the Company’s representations and warranties or a breach of any of the Company’s covenants prior to consummation of the Merger, and for any damages that Endocare incurs arising from taxes of the Company attributable to taxable periods ending on or before the consummation of the Merger. Escrowed shares remaining in escrow on after settlement of all claims will be distributed to the Company’s former shareholders based on their proportionate holdings of the Company’s shares at the time of consummation of the Merger.
Pursuant to the Merger Agreement, at the closing of the Merger, Endocare will deduct from the Merger consideration payable to the Galil shareholders and will deposit with Deutsche Bank National Trust Company, as escrow agent, the number of shares of Endocare common stock equal to 7.5% of the total number of shares of Endocare common stock comprising the Merger consideration rounded down to the nearest whole share. The number of shares of Endocare common stock currently expected to be deposited into escrow is 831,924 shares. While the shares are held in escrow, Galil shareholders will be entitled to vote the Escrow Shares otherwise payable to such shareholders and to any cash dividends paid on such Escrow Shares at the time such dividends are paid. Pursuant to the Merger Agreement, Endocare will generally be indemnified, solely to the extent of the Escrow Shares, for damages that Endocare incurs arising from a breach or inaccuracy of Galil’s representations and warranties or a breach of any of Galil’s covenants prior to consummation of the Merger, and for any damages that Endocare incurs arising from taxes of Galil attributable to taxable periods ending on or before the consummation of the Merger. In the event that the parties are unable to agree upon matters relating to the indemnification procedures, such matters will be determined by an impartial arbitrator pursuant to the dispute resolution provisions of the Merger Agreement. Pursuant to the Merger Agreement, any claim against the Escrow Shares must be made on or before the date on which Endocare is required to file with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (without regard to any extensions), or March 31, 2010. Escrow Shares remaining in escrow after settlement of all claims will be distributed to Galil’s former shareholders based on their proportionate holdings of Galil shares at the time of consummation of the Merger.
Note 12. Government legal Proceedings, page Fl-34

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

12.	We note the discussion in Note 12 that the criminal trial of your former officers was scheduled to begin September 30, 2008. Please revise your disclosure to update the status of this trial in your next amendment and indicate the impact that these matters are expected to have on your operations.
Response to Comment #12
The following information was disclosed on page FI-45 in Note 3 for the 9 month period ended September 30, 2008 and has been updated in the Amendment in Note 12 – Commitments and Contingencies on page FI-34 under Governmental Legal Proceedings for the year ended December 31, 2008:
In August and October 2008, we entered into agreements with the former CFO and former CEO, respectively, pursuant to which their indemnification agreements were terminated in exchange for our waiver of the severance and legal fee reimbursement rights. As a result of these new agreements, we are no longer obligated to pay any future legal costs for these former officers. The agreement with the former CEO in October 2008 also provides that our obligation to pay for his legal costs incurred in August 2008 and September 2008 is limited to the amount, if any, that we receive from the former CEO as restitution. Under this provision, we received $0.5 million from our former CEO as restitution payments in October 2008 and applied the funds to his legal costs in August and September 2008. These former officers have recently entered into plea agreements with the DOJ to resolve the criminal cases against them.
Galil Financial Statements
Report of Independent Registered Public Accounting Firm, page FII-1
13.	We reference the language in the third paragraph of the audit report on Galil’s financial statements on page FII-I. Please have the auditors tell us the consideration they gave to the need for a going concern explanatory paragraph in their report, as required by AU Section 341, considering the recurring losses, accumulated deficits and negative cash flows from operating activities each period.
Response to Comment #13
Galil supplementally advises the Staff that Galil’s ability to continue as a going concern was separately and specifically examined by Galil’s Independent Registered Public Accounting Firm for each reporting period presented in Galil’s financial statements.
For each audit period in Galil’s financial statements including 2005 through 2007, Galil’s Independent Registered Public Accounting Firm evaluated the ability of Galil to continue as a

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

going concern for a reasonable period of time not to exceed one year beyond the balance sheet date. The 2007 audit report, when originally issued on March 4, 2008, did not include an explanatory paragraph with respect to substantial doubt regarding Galil’s ability to continue as a going concern. Although for each of the periods presented, Galil has suffered recurring losses from operations, negative cash flows used in operating activities and accumulated deficits, given the amount of cash and liquid resources Galil had at December 31, 2007 as well as Galil’s budget and forecast for 2008, Galil’s Independent Registered Public Accounting Firm concluded, based on information available at that time, that there was no substantial doubt about the ability of Galil to continue as a going concern in accordance with AU section 341.
With the reissuance of its 2007 audit report dated January 19, 2009 relating to the financial statements of Galil for the three years in the period ended December 31, 2007 prepared in accordance with U.S. generally accepted accounting principles and Regulator S-X, and based on the interim results of operations for the period ended September 30, 2008 and updated forecasts for 2009, Galil’s Independent Registered Public Accounting Firm determined that the deterioration in Galil’s financial condition in 2008 warrants the addition of an “emphasis-of-matter” paragraph to precede the opinion paragraph in their report dated January 19, 2009. This emphasis-of-matter paragraph, however, does not alter the original conclusion reached as of December 31, 2007 regarding going concern, nor does it extend the auditor’s responsibility to evaluate going concern beyond one year from December 31, 2007.
In the 2008 audit, given the deterioration in our financial position towards the end of 2008, outlook for 2009, uncertainty regarding the sufficiency of funds necessary to sustain our operations and uncertainty as to our ability to continue as a going concern through the end of fiscal 2009, the financial statements of Galil as of December 31, 2008 and for the year then ended included in Endocare’s Amendment 1 to the Form S-4 include an unqualified audit report with a going concern explanatory paragraph.
Conditions and events that arose during 2008 which resulted in Galil’s Independent Registered Public Accounting Firm concluding that an emphasis-of-matter paragraph should be added in the 2007 audit report and which led to the conclusion that there is a substantial doubt about Galil’s ability to continue as going concern as of December 31, 2008, are as follows:
•	Negative trends:
o	Galil’s cash balance as of September 30, 2008, amounted only to approximately $3.5 million.

o	Galil’s average burn rate per month for the year ended December 31, 2007 and for the nine months period ended September 30, 2008 was approximately $ 1.0 million per month. Keeping the same level of cash burn-rate raises substantial doubt about Galil’s ability to fund operations through the end of 2009 and to continue as a going concern.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

o	Negative cash flow from operating activities for nine-month period ended September 30, 2008 amounted to approximately $ 10.2 million (compared to $3.8 million for the year ended December 31, 2007 and $0.6 million for the year 2006).

o	Accumulated deficit since inception amounted to approximately $73.0 million, out of which more than $27.0 million is a result of the net loss generated during the nine months ended September 30, 2008.
•	External matters:
o	Fair market value of publicly traded competitive companies decreased significantly.

o	Market events have overarching effects on all industries and the economy as well. Consumers and customers were significantly affected and companies of all types and sizes are increasingly finding it more difficult to address their liquidity and capital needs. These new market conditions may affect Galil’s ability to raise additional funds.
•	Internal matters:
o	During 2008, certain indicators of impairment of Galil’s goodwill occurred which required an interim impairment test. Galil’s management used operational projections, discounted cash flow analysis and considered third-party valuations in performing the analysis. As a result of this analysis, Galil’s management determined that goodwill was impaired and recognized a non-cash impairment charge of $ 16.8 million during the nine-month period ended September 30, 2008.
Based on the aforementioned conditions and events, Galil’s Independent Registered Public Accounting Firm believes there is substantial doubt about the ability of Galil to continue as a going concern for a reasonable period of time beyond December 31, 2008. Therefore, it considered Galil’s plans for addressing these adverse conditions and events. As recommended in AU 341, the Independent Registered Public Accounting Firm obtained information about Galil management’s plans that are intended to mitigate the effect of such conditions or events. Such plans include the following:
•	Plans to obtain credit facilities:
o	Galil has signed a Definitive Merger Agreement with Endocare Inc. The Merger is subject to shareholders and certain regulatory approvals, and is expected to close in the second quarter of 2009. The Definitive Merger Agreement provides for a concurrent private placement of Endocare’s common stock valued at approximately $16.3 million by the merged company with several of the current investors of Galil and Endocare. If the Merger is completed, Galil’s management believes that this additional investment will provide adequate financial support for

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

the combined company to achieve profitability and positive adjusted EBITDA. However, there is no assurance that the Merger and Financing will be consummated.

o	On January 8, 2009, Galil’s US subsidiary (the “US Subsidiary”) signed a “Sale of Accounts” agreement with a US based invoice factoring company. Based on this agreement, Galil’s Subsidiary can borrow up to $3.0 million based on eligible US trade receivables as defined in the agreement.

o	On January 8, 2009, Galil signed a Convertible Loan Agreement with several of its shareholders for a bridge loan of $2.0 million, to be funded to Galil in two installments of $ 1.4 million and $0.6 million during January and February 2009, respectively.
•	Plans to reduce expenditures:
o	During the fourth quarter of 2008, Galil had terminated the employment of 15 out of 130 of its employees as an overall cost reduction plan. In January 2009 the employment of an additional five employees was terminated.

o	Galil will delay several of its research and development and clinical projects and will reduce operating expenses such as, traveling expenses, sales meetings, and product launch and customers training events.
The reasons resulting in the going concern uncertainty and management’s plans are disclosed in Note 1:b to Galil’s 2008 financial statements. See response to comment #14 below.
Note l:b. — General, page FII-9
14.	We reference your discussion in Note 1:b. that your ability to continue to operate is dependent upon additional financial support until profitability is achieved. In addition, we also note the disclosure, “should the Company not raise the financing needed substantial doubt about the Company’s ability to continue as a going concern may raise.” Please disclose your estimate of the additional financial support that you will need over the next twelve months and the expected source of these funds. In addition, consider providing the disclosures required by FRC 607.02 relating to you viable plan of operations.
Response to Comment #14
The following has been added to Note 1:b on page FII-9 in the 2008 financial statements in the Amendment:

Securities and Exchange Commission
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March 16, 2009

Galil incurred an accumulated deficit of approximately $76.2 million since inception and incurred recurring operating losses and negative cash flows from operating activities. Galil’s ability to continue to operate is dependent upon additional financial support until profitability is achieved. As described in more detail below, Galil’s management plans to raise additional funds from existing and new investors. However, there are no assurances that Galil will be successful in obtaining an adequate level of financing needed for current operations and long-term development. These conditions raise substantial doubt about Galil’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
As described in more detail in Note 1:e below, Galil has signed a Definitive Merger Agreement with Endocare, Inc. The Merger is subject to shareholder and certain regulatory approvals, and is expected to close in the second quarter of 2009. The Merger Agreement provides for a concurrent private placement of Endocare common shares valued at approximately $16.25 million by the merged company, to be invested by several of the current investors of Galil and Endocare. Net proceeds from the Financing, along with projected savings from eliminating duplicate facilities, infrastructure and functions, are expected to be sufficient for the combined company to reach profitability and positive adjusted EBITDA. However, there is no assurance that the Merger and Financing will be consummated.
Subsequent to December 31, 2008, Galil has obtained additional financing from two sources, as described in more detail in Note 17 below:
i. On January 8, 2009, the Galil’s US subsidiary (the “US Subsidiary”) signed a “Sale of Accounts” agreement with a US based invoice factoring company. Based on this agreement, the US Subsidiary can borrow up to $3.0 million based on eligible US trade receivables as defined in the agreement. As of March 4, 2009, the US Subsidiary has received $2.0 million under this agreement.
ii. On January 8, 2009, Galil signed a Convertible Loan Agreement with several of its shareholders for a bridge loan of $2.0 million. As of March 4, 2009 Galil has received $1.4 million under this agreement.
Galil’s management also implemented several plans to reduce its operating expenses:
•	During the fourth quarter of 2008, Galil terminated 15 of its 130 employees under an overall cost reduction plan. In January 2009, an additional five employees were terminated.

•	Galil has delayed several of its research and development and clinical projects and

Securities and Exchange Commission
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March 16, 2009

will reduce operating expenses such as, traveling expenses, sales meetings, product launch and customers training events.
Galil’s management believes that following the implementation of the plans to reduce its expenses, the proceeds of the financing transactions described above will adequately support Galil’s operations at least until the closing of the merger and the receipt of the private placement proceeds by the combined company.
If the merger is not consummated, or substantially delayed, Galil will need to obtain additional financing. Management estimates that the additional financing required under such circumstances to support Galil’s operations through the end of 2009 would be approximately $2.0 million. Galil does not have any current commitments for such additional financing, and there can be no assurance that Galil will be able to raise additional funds on favorable terms, if at all. If the merger does not occur or is delayed, and additional funding is not obtained or does not prove adequate, Galil may be required to reduce its planned operations, discontinue product lines and curtail further development, which may result in a material decline in its revenues and financial results.
Note 1:d. — General, page FII-9
15.	Please revise to clearly describe the sale of your equity interest in Oncura and the related acquisition of the Cryo business from Oncura. Your disclosure should include the following:
Response to Comment #15
•	Tell us how you concluded this was a single acquisition.
Galil supplementally advises the Staff that prior to the December 8, 2006 Transaction, and as detailed in the Galil’s financial statements Note 1:c and 1:d, ownership in the Oncura was held by Galil (25%) and GE (75%).
Prior to the December 8, 2006 Transaction, Oncura was engaged in two businesses, both involving minimally invasive urology treatments for prostate cancer. One business was based on Brachytherapy technology (“Brachytherapy”), and the other was based on Cryotherapy technology (“Cryotheraphy or “Cryo”), as more fully detailed below.
Accordingly, prior to completing the December 8, 2006 Transaction, Galil held indirectly through its 25% holding in Oncura, a 25% interest in the Brachytherapy business and a 25% interest in the Cryotherapy business.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

By concluding the Transaction, Galil in essence acquired the remaining 75% of the Cryotherapy business in a step-acquisition, thus achieving full ownership of the urology based Cryo business, including all the related customers, inventories, property and equipment and licenses to use the technology. In exchange, Galil surrendered its 25% indirect holding in the Brachytherapy business and paid $26 million ($20 million in cash and $6 million by surrendering its account receivables and loan balances due from Oncura).
Galil’s management concluded that the two agreements executed simultaneously, the first of which was to sell to GE Galil’s entire 25% holding in Oncura and the second of which was to acquire 100% of the Cryo business from Oncura (including the 25% indirect interest originally held through Oncura), should be considered a single transaction due to the fact that the two separate agreements were negotiated with the same representatives of GE, who controlled Oncura, who served as GE’s representatives on Oncura’s board of directors, and who represented both GE and Oncura in the negotiations. In addition the two agreements were concluded pursuant to a single negotiation process, during the same time frame and even signed on the same day.
The Transaction is in essence a “step acquisition” to acquire the additional 75% interest in the Cryo business since Galil has never effectively surrendered its 25% of the Cryo business while divesting its 25% indirect interest in the Brachytherapy business held through Oncura As such, upon concluding the Transaction, Galil continued to account for this 25% original interest in the Cryo business at its predecessor values, as recorded at historical carrying amounts, and recorded the incremental 75% interest in the Cryo business at fair value on the acquisition date.
Accordingly, the following has been added to Note 1:d on page FII-10 of the 2008 financial statements in the Amendment:
The two concurrent agreements, the first of which was to sell Galil’s entire 25% holding in Oncura to GE and the second of which was to acquire 100% of the Cryo business from Oncura (including Galil’s 25% original indirect interest in the Cryo business through Oncura), were considered a single transaction due to the fact that the two separate agreements were signed on the same day and were negotiated with the same representatives of GE, who controlled Oncura, who served as GE’s representatives on Oncura’s board of directors, and who represented both GE and Oncura in the negotiations. In addition the two agreements were concluded pursuant to a single negotiation process, during the same time frame.
•	Tell us the difference between the operations of the equity interest in Oncura and the Cryo business acquired and whether this transaction represents the acquisition of the remaining 75% of the operations of the equity investment.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

Galil supplementally advises the Staff that Oncura was formed with the goal of establishing a stand-alone business focused on the treatment of urological disease and specifically prostate cancer. It offered two separate and different minimally invasive treatment options for the treatment of localized prostate cancer, Brachytherapy and Cryotherapy.
The Brachytherapy technology utilizes the iodine seed for treatment of prostate cancer, while the Cryotherapy technology utilizes cold gas and needles that are inserted intra-operatively into the tissue which is then frozen.
While the Brachytherapy procedure, performed by a radiation oncologist, uses radiation to destroy tissues, the Cryotherapy procedure, performed by a urologist, uses cold temperature to destroy tissues.
The two businesses are different not only in their technology and the end user, but also in other aspects, such as the business model, the manufacturing and supply chain process, the pricing and the profitability.
The Brachytherapy products portfolio includes primarily the disposables iodine seeds, while the Cryotherapy products include the Cryoablation system and the disposable needle kits, which requires a much more complicated business model, such as system placement plans, system lease plans and rental plans. While the Brachytherapy procedure is considered a relatively standard and conservative treatment, Cryotherapy is considered a more innovative technique, albeit still in its early days, and accompanied by much less clinical data and supportive clinical information.
The Brachytherapy market competition is primarily driven by pricing (manufacturing efficiency and economies of scale) and to the product availability (logistic aspects), while the Cryotherapy market competition is primarily related to technology and innovation advantages and the ability to provide clinical support and full solution services to the customers. As such, the Cryotherapy business’ gross margin is higher compared to the Brachytherapy gross margin.
As disclosed in Galil’s financial statements and hereinabove, through completing the transaction, Galil’s effectively increased its holding in the Cryo Business from 25% to 100% in a step acquisition, by selling its holdings in Oncura and by acquiring the Cryo business.
•	Disclose the purchase price and other specific terms of the sale to G.E. and related acquisition from Oncura.
The following has been added to Note 1:d on page FII-10 of the 2008 financial statements in the Amendment:
In acquiring the Cryo business from Oncura, Galil effectively increased its indirect holding in the Cryo business from 25% to a direct holding of 100% via a step-acquisition,

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

and simultaneously disposed of its 25% indirect interest in the Brachytherapy business. Overall, the purchase price of acquiring 100% of the Cryo business was $46.0 million. Other specific terms related to the December 8, 2006 transaction included the undertaking by Galil, for three years from the closing of the December 8, 2006 transaction, not to engage in the Brachytheraphy business of using radioactive seeds for treatment of renal and prostate cancer. In addition, certain employees of Oncura engaged in the Cryo business were transferred to Galil. Furthermore, Oncura and the Galil undertook, for a period of three years, certain mutual non-solicitation undertakings towards each other.
•	Disclose how you determined the loss from acquisition of additional 75% in the Cryo business and disposal of 25% holding in Oncura and the accounting literature you relied on in recording this loss.
The following has been added to Note 1:d on page FII-10 of the 2008 financial statements in the Amendment:
Under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and Emerging Issues Task Force (“EITF’) No. 01-2, “Interpretation of APB Opinion No. 29,” when an equity method investment is surrendered in exchange for a controlled business, it must be accounted for as a transaction under the purchase method of accounting. The business received would be recorded at fair value, which could result in gain or loss recognition. Since Galil effectively retained its 25% interest in the Cryo business, Galil recorded the original 25% interest at its predecessor carrying value amount, as reflected in Galil’s financial statements through the investment in Oncura, and recorded the additional 75% interest in the Cryo business purchased from Oncura at fair value on the acquisition date in accordance with step acquisition under the purchase method of accounting.
Upon completion of the December 8, 2006 Transaction, Galil wrote off the carrying value of its 25% equity investment in Oncura in the total amount of $12.5 million, paid $20.0 million in cash and surrendered $6.0 million in accounts receivable and loans due from Oncura, all reflecting the purchase consideration by Galil in the December 8, 2006 Transaction. Simultaneously, to properly reflect the net assets obtained in the December 8, 2006 Transaction, Galil recorded total net assets acquired of $34.5 million, representing 75% of the total fair value of the Cryo business (at $46.0 million), and an additional $2.2 million, representing the predecessor carrying amount of its 25% interest of the Cryo business, which was previously held through the investment in Oncura. As such, the December 8, 2006 Transaction resulted in recognition of $1.7 million loss, which was included in the 2006 statement of operations as other expenses.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

•	Clarify how the consideration of $20 million related to your sale of your equity interest and $46 million related to your acquisition of the Cryo business agrees to the table on page FII-10.
Page FII-11 Note 1:d has been revised to exclude the $2.2 million that reflects the book value of original 25% interest in the Cryo business, and as such will reflect only 75% of the total fair value of identifiable assets acquired and liabilities assumed as of the Transaction date. The table will sum to approximately $34.5 million, representing 75% of the $46.0 million fair value of the Cryo business as a whole.
With respect to the $20.0 million cash paid related to the sale of Galil’s equity interest in Oncura, it should be noted that Galil acquired the Cryo business from Oncura for consideration representing a total fair value of $46.0 million, of which $20.0 million was paid in cash and $6.0 million was paid by surrendering its accounts receivables and loan balances due from Oncura. The remaining $20.0 million was paid by surrendering its 25% interest in Oncura which was ascribed a $20.0 million fair value in the transaction. However, as noted above, the table in Note 1:d represents only 75% of the $46.0 million, which represents the additional net assets of the Cryo business obtained through the step acquisition.
16.	Please disclose how you determined the fair values of the identifiable assets acquired and liabilities assumed in the acquisition and provide any significant estimates and assumptions used in your valuation. Clarify why the carrying amount of the 25% interest in the Cryo business of $2.2 million is included in the purchase price allocation on page FII-10. In addition, tell us the extent that you relied on third party valuations in performing the analysis.
Response to Comment #16
As noted above, the $2.2 million represents the predecessor carrying amount of the 25% indirect interest in the Cryo business held through Oncura, and has been excluded from the table in the revised Note 1:d to the 2008 financial statements. The following additional disclosures have been added to Note 1:d on page FII-12 of the 2008 financial statements in the Amendment:
The fair value of the acquired tangible assets and the assumed liabilities, such as receivables, inventory, property and equipment and trade payables, was estimated based on their carrying amount in Oncura’s financial statements with adjustments for bad debt allowance for trade receivables and obsolete and excess inventory. Acquired finished goods inventories were recorded at their estimated selling price less the costs of the selling effort and a reasonable gross profit. Property and equipment included mainly cryoablation systems placed with customers under Galil’s’ placement plan, and were recorded at their replacement cost less an allowance for deprecation and obsolescence.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

The fair value of the identified intangible assets (technology and customer base) was estimated based on the income approach using a discounted cash flow model (DCF) and relief from royalty models. The DCF model required Galil’s management to use significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins and operating results, SG&A cost assumptions, future working capital needs and future capital expenditures. The assumptions developed by Galil’s management were based upon historical trends, estimates of future economic conditions and expected competition and Galil’s strategic plans. The discount rate used was a weighted average cost of capital, which was calculated based on a capital asset pricing model (CAPM) and reflected the inherent risks of the projected cash flows.
The technology model included a ten-year cash-flow forecast which approximates the asset’s useful life. Contributory charges of customer base, assembled workforce, working capital and property and equipment were deducted to reflect the contribution of these assets to the existing technology cash-flow. The customer base asset was estimated based on the “relief from royalty” methodology using an attrition rate which was calculated as a percentage of revenues and royalty rate which was determined based on common distribution fees in the technology market. The goodwill was calculated by deducting from the total purchase price the fair value of the identifiable tangible and intangible assets acquired and the liabilities assumed.
In performing the above purchase price allocation, Galil’s management developed the required assumptions and the related forecasts underlying the valuation and was assisted by a third party valuator in applying the customary valuation techniques and required economic models.
Note 2:f — Investment in an affiliate, page Fll-12
17.	We note the significant losses and impairments of your equity investment recorded in fiscal 2005 and 2006. Please tell us how you have complied with the requirements of Rule 3-09 of Regulation S-X related to providing separate financial statements of your equity investment.
Response to Comment #17
Section 2200.2 of the Division of Corporation Finance’s Financial Reporting Manual (the “Financial Reporting Manual”) states in relevant part (emphasis added):
Item 17 of Form S-4 requires inclusion of the target’s financial statements that would be required in an annual report sent to security holders if an annual report was required. A

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

non-reporting target that would meet the S-K Item 10(f) requirements to be a smaller reporting company if it were an issuer (i.e., applying the revenue test) may apply the scaled reporting requirements for a smaller reporting company (i.e., S-X Article 8) in the Form S-4 even if the registrant is not a smaller reporting company.
Given that Galil is a private company without any publicly-traded securities, Galil does not have any public float. Therefore, the relevant test to apply to Galil for qualification as a smaller reporting company is Regulation S-K Item 10(f)(1)(iii), as follows:
In the case of an issuer whose public float as calculated under paragraph (i) or (ii) of this definition was zero, had annual revenues of less than $50.0 million during the most recently completed fiscal year for which audited financial statements are available.
Also 5330 of the Financial Reporting Manual — Significant Equity Investees, states the following:
There is no equivalent to S-X 3-09 in S-X Article 8 for the provision of separate financial statements for significant equity investees. However, when material to investors, equity method investee financial statements should be provided.
On this basis, Galil would qualify as a smaller reporting company because its annual revenues for 2008 and 2007 were $24.7 million and $25.6 million, respectively. Since Galil would qualify as a smaller reporting company, Galil is not subject to Rule 3-09 of Regulation S-X. Section 2400.2 of the Financial Reporting Manual states: “S-X 3-09 does not apply to smaller reporting companies.” Similarly, Section 2405.1 of the Financial Reporting Manual states: “S-X 3-09 does not apply to smaller reporting company registrants.”
In assessing whether the financial statements of Oncura would be deemed material to investors, management concluded that since Galil divested its equity holding in Oncura in 2006 and has presented its operating results as a standalone entity in its 2007 audited financial statements and September 2008 interim financial statements included in the initial filing of the Form S-4, and will present its 2008 audited financial statements in Amendment 1, Oncura has no continuing relevance to investors and financial statement users after 2006.
Oncura was a company that conducted both a cryoablation business (the “Cryo Business”) and a urologic implantable radioactive seeds business (the “Brachy Business”). A statement of revenues and direct expenses for the Cryo Business, which Galil acquired in December 2006, was included in the initial filing of the Registration Statement. Inclusion of the 2006 Oncura financial statements will not provide additional useful information to shareholders and financial statement users in assessing the operating performance of Galil and in making investment and lending decisions. To include the financial statements of Oncura would be confusing and misleading because those financial statements also included the Brachy Business, which Galil does not conduct and in which Galil had no investment or involvement since December 2006. Management believes that its conclusion is also in line with the SEC staff’s long-standing

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

position that when a company acquires a portion of a larger business and the seller retains significant operations (i.e. the Brachy Business), the SEC staff will not accept complete financial statements of the selling entity (i.e. Oncura) because they could be misleading or uninformative, and special purpose carve-out financial statements (i.e. the Cryo Business financial statements) should be presented.
SEC regulations do not provide guidance to or mandate quantitative thresholds for determining significance in this regard. As such, companies must apply prudent judgment in the assessment. Based on the factors outlined above, while the equity investment in Oncura was material in relation to the 2006 financial results, Galil’s management believes that the Oncura financial statements would not be material “to the investors” based on qualitative and relevance considerations as contemplated under S-X Article 8 which exempts smaller reporting companies from S-X 3-09 requirements.
Note 9:a. — Royalty Commitments, page FII-21
18. Please disclose your accounting policy for the grants from the Office of the Chief-Scientist.
Response to Comment #18
The following has been included on page FII-19 Note 2:m in the Amendment:
Royalty-bearing grants for research and development costs were recognized when Galil was entitled to such grants, on the basis of the costs incurred and were included as a deduction of research and development costs.
No research and development grants were received and deducted from research and development costs in the years ended December 31, 2006, 2007 and 2008.
Royalties paid or accrued are recorded in the cost of revenues in statements of operations to the extent that Galil generates sales from funded products (see also Note 9).
Royalties paid or accrued in the years ended December 31, 2006, 2007 and 2008, amounted to $0.3 million, $0.8 million and $0 million, respectively.
Note 12: — Income Taxes, page FII-29
19.	Please disclose the expiration dates of your operating and tax loss carryforwards as required by paragraph 48 of SFAS No. 109.

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

Response to Comment #19
Substantially all of Galil’s carryforward tax losses are related to its operations in Israel. According to the Israeli tax ordinance there is no limitation of the period in which such losses can be carried forward and utilized against future taxable income.
The following has been included on page FII-34 Note 2:d of the 2008 financial statements in the Amendment:
Galil has estimated total available carryforward operating tax losses for Israeli income tax purposes of approximately $ 21.6 million as of December 31, 2008, which may be carryforward to offset against future taxable income for an indefinite period of time.
Financial Statements Cryo Business, pages FII-34-PII-37
20.	Since you were unable to provide complete financial statements tell us why the title “Statement of Operations” is appropriate. In addition, tell us why you only included the statement of operations for one year.
Response to Comment #20
As discussed in the SEC training manual Topic Two I.A.3.B, the title of the Cryo business report for the period from January 1, 2006 through December 8, 2006 has been revised to “Statements of Revenues and Direct Expenses”.
For the 2006 period, revenues of Oncura derived from the Cryo business amounted to $18.1 million compared to $6.7 million of revenue recorded by Galil for sales directly to Oncura. Therefore, Oncura would qualify as a significant acquisition (and be subject to Rule 3-05) and not be subject to predecessor accounting rules. Based on the level of significance, three years of pre-acquisition financials are generally required. SEC Rule 210.3-05 states “financial statements for the earliest of the three years may be omitted if the net revenues reported by acquired or to be acquired business’ net revenues in its most recent fiscal year are less than $50 million.
Using the $50.0 million threshold described above under “Level of Significance of Acquiree Determination,” Galil and Oncura have revenues significantly below that level in 2007 as well as 2008. As such, Galil is required to present two years of audited financials for Oncura. Since the operations of the Cryo business have been included in the 2007 financial statements of Galil for a full year, only the audited carve-out financial statements of the Cryo business report for the period from January 1, 2006 through December 8, 2006 was presented:

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

•	Audited carve-out Statement of Revenues and Direct Expenses for Oncura for the period from January 1, 2006 through December 8, 2006. The S-4 did not include the audited 2007 carve-out Statement of Revenues and Direct Expenses for Oncura’s Cryo business acquired on December 8, 2006 because the operations of the acquired Cryo business is fully consolidated in Galil’s statement of operations for the fiscal year ended 2007. The 2005 audited carve-out Statement of Revenues and Direct Expenses is not required because the earliest of the three years may be omitted if the acquired or to be acquired business’ net revenues in its most recent fiscal year are less than $50.0 million.

•	The December 31, 2006 carve-out balance sheet with respect of the Cryo business is not required since it is already included in Galil’s audited consolidated balance sheet at December 31, 2006 because the acquisition occurred on December 8, 2006.
Accordingly, with respect to the Amendment and inclusion of the December 31, 2008 financial statements, there is no requirement to present the separate audited carve-out financials for the Cryo business since the Cryo business has already been consolidated in the Galil financial statements for two full years (i.e., 2007 and 2008).
21.	Please include updated accountants’ consents with any amendments to the filing.
Response to Comment #21
Updated accountants’ consents have been filed with the Amendment.
* * * * *
Endocare respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please direct any further comments to the Registration Statement or questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, and Endocare’s outside counsel, whose contact information is indicated on the cover page of the Amendment.
Very truly yours,
/s/ Clint B. Davis
Clint B. Davis
General Counsel

Securities and Exchange Commission
Division of Corporation Finance
March 16, 2009

ccs:	Michael R. Rodriguez, Endocare, Inc.
Michelle A. Hodges, Gibson Dunn & Crutcher LLP
David C. Lee, Gibson Dunn & Crutcher LLP
Drew Bordages, Gibson Dunn & Crutcher LLP
Julia Jun, Ernst & Young LLP
Oren Bar-On, Ernst & Young, KFGK